                                                                    EXHIBIT 12.1

                          WESTERN WIRELESS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                                     YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------
                                                     1999         2000         2001          2002        2003
                                                   ---------    ---------    ---------    ---------    ---------
Income (loss) from continuing operations before
  provision for income taxes and cumulative
  change in accounting principle                   $ (48,121)   $  65,406    $(143,564)   $ (92,050)   $  36,904

Adjust for:
  Minority interests in net loss of
    consolidated subsidiaries                         (1,610)      (2,058)     (18,967)      (8,408)      (4,717)

  Equity in net (income) loss of
    unconsolidated affiliates, net of tax             14,529         (658)       7,772       (4,219)      (2,750)
                                                   ---------    ---------    ---------    ---------    ---------

Income (loss) from continuing operations before
  provision for income taxes, cumulative
  change in accounting principle, minority
  interests in consolidated subsidiaries and
  income (loss) from equity investees                (35,202)      62,690     (154,759)    (104,677)      29,437

Add:
  Fixed charges                                       99,993      152,229      163,353      158,791      158,719
  Amortization of capitalized interest                                             125          425          613

Deduct:
  Interest capitalized                                                          (1,500)      (2,100)        (150)
  Minority interest in pre-tax income
    of subsidiaries that have not incurred fixed
    charges                                                           488         (616)        (104)         (17)
                                                   ---------    ---------    ---------    ---------    ---------

     Earnings                                      $  64,791    $ 215,407    $   6,603    $  52,335    $ 188,602
                                                   =========    =========    =========    =========    =========
Fixed Charges:
  Interest and financing expense, net              $  99,993    $ 152,229    $ 161,853    $ 156,691    $ 158,569
  Interest capitalized                                                           1,500        2,100          150
                                                   ---------    ---------    ---------    ---------    ---------

  Fixed Charges                                    $  99,993    $ 152,229    $ 163,353    $ 158,791    $ 158,719
                                                   =========    =========    =========    =========    =========

Ratio of earnings to fixed charges                      0.65         1.42         0.04         0.33         1.19
                                                   =========    =========    =========    =========    =========

Deficiency of earnings to cover fixed charges      $ (35,202)   $            $(156,750)   $(106,456)   $
                                                   =========    =========    =========    =========    =========